

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 9, 2021

Thomas Valentyn
Vice President, General Counsel and Secretary
REGAL BELOIT CORP
200 State Street
Beloit, Wisconsin 53511

Re: REGAL BELOIT CORP
Amendment No. 1 to Registration Statement on Form S-4
Filed June 30, 2021
File No. 333-255982

Dear Mr. Valentyn:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Amendment No. 1 to Form S-4

Material U.S. Federal Income Tax Consequences of the Transactions, page 268

1. We note that counsel has filed short form tax opinions as Exhibits 8.1 and 8.2. Please therefore revise the disclosure in the proxy statement/prospectus to clearly state that, in the opinions of Morgan Lewis and Sidley, the Reorganization will qualify as a tax-free transaction under Sections 355, 361 and 368(a)(1)(D) of the Code and that each of the Distributions will qualify for non-recognition of gain and loss pursuant to Sections 355, 361 and/or 368 of the Code. Refer to Section III.B. of Staff Legal Bulletin No. 19.

       You may contact SiSi Cheng at 202-551-5004 or Anne McConnell at 202-551-3709 if you have questions regarding comments on the financial statements and related matters. Please contact Erin Purnell at 202-551-3454 or Anne Parker at 202-551-3611 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing